UNITED STATES SECURITIES AND EXHANGE COMMISSION

WASHINGTON D.C.

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Arbor EnTech Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

0389112022

(CUSIP Number)

John G. Nossiff, Esq.

The Nossiff Law Firm LLP

300 Brickstone Sq., St 201

Andover, MA 01810

(978) 409 2648

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 15, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0389112022

1.	Names of Reporting Persons Wanda Shefts

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 778

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 778

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 778

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Less than 1%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

Common Stock

Arbor EnTech Corporation, PO Box 56, Tuxedo Park, NY 10987

Item 2.	Identity and Background

Wanda Shefts, 160 Summit Avenue, Montvale, NJ 07645 (d) N/A (e) N/A (f) U.S.

Item 3.	Source and Amount of Funds or Other Consideration

N/A

Item 4.	Purpose of Transaction

(a)-(j)	Mrs. Shefts has sold substantially all of her shares of the Issuer’s common stock (she presently owns 778 shares (less than 1%).

Item 5.	Interest in Securities of the Issuer

A	Amount: 778 Percentage: Less than 1%

B	Sole power to vote or direct the vote: 778 Shared power to vote or direct the vote 0 Sole power to dispose or direct disposition of: 778 Shared power to dispose or direct disposition of: 0

C	On December 15, 2008, the Reporting Person, Wanda Shefts, sold 3,404,000 shares of the Issuer’s Common Stock, for $.001 per share ($3,404.00 in the aggregate) in a private transaction.

D	N/A

E	The Reporting Person ceased to be the beneficial owner of more than 5% of the Issuer’s common stock on December 15, 2008.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7.	Material to Be Filed as Exhibits

1. Instrument of Transfer

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 22, 2008
Date
/s/Wanda Shefts
Signature

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